On November 19, 2016, the fund issued 64,868,057 and 19,754,611 class IA and class IB shares, respectively, for 11,860,762 and 3,589,234 class IA and class IB shares of Putnam VT Voyager Fund
to acquire that funds net assets in a taxfree exchange.   The
purpose of the transaction was to combine two Putnam funds with substantially similar investment objectives and investment strategies into a single Putnam fund with a larger asset base and therefore potentially lower expenses for fund shareholders. The investment portfolio of Putnam VT Voyager Fund, with a fair value of $654,945,993 and an identified cost of $521,598,665 at November 18, 2016, was the principal asset acquired by the Fund. The net assets of the fund and Putnam VT Voyager Fund on November 18, 2016, were $29,836,679 and $656,563,509, respectively. On November 18, 2016, Putnam VT Voyager Fund had distributions in excess of net investment income of $1,583,697, accumulated net realized loss of $27,345,620 and unrealized appreciation of $133,347,328. The aggregate net assets of the fund immediately following the acquisition were $686,400,188.


Assuming the acquisition had been completed on January 1, 2016, the funds proforma results of operations for the reporting period are as follows:

Net investment income   $4,660,274
Net gain on investments $12,716,793
Net increase in net assets resulting from operations $17,377,067